Exhibit 8.1

List of Subsidiaries of Vista Oil & Gas, S.A.B de C.V.

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Vista Oil & Gas Argentina S.A.U.	Argentina	Vista Argentina
Vista Oil & Gas Holding I, S.A. de C.V.	Mexico	Vista Holding I
Vista Oil & Gas Holding II, S.A. de C.V.	Mexico	Vista Holding II
Aleph Midstream S.A.	Argentina	Aleph Midstream
Aluvional Logística S.A.	Argentina	Aluvional